UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.           Investment Company Act Rule Number:   811-08873

2.           State Identification Number:   Maryland Charter No. D04939690

3.           Exact name of investment company as specified in registration statement:

AMERICAN FIDELITY DUAL STRATEGY FUND, INC.

4.           Address of principal executive office (number, street, city, state, zip code):

2000 N. Classen Boulevard
Oklahoma City, Oklahoma   73106

EXHIBIT INDEX

EXHIBIT A:   Period ending December 31, 2009
KPMG LLP Independent Auditors' report
Management Compliance Statement

Report of Independent Registered Public Accounting Firm

Board of Directors
American Fidelity Dual Strategy Fund, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the American Fidelity Dual Strategy Fund, Inc. (the Fund) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 2009. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2009, and with respect to agreement of security purchases and sales, for the period from August 31, 2009 (the date of our last examination), through December 31, 2009:

•	Confirmation of all securities held by the Fund’s independent sub-custodian.

•	Reconciliation of all such securities to the books and records of the Fund and InvesTrust, N.A., the Fund’s custodian.

•
Agreement of 10 security purchases and 10 security sales or maturities occurring between August 31, 2009, (the date of our last examination) and December 31, 2009, from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the American Fidelity Dual Strategy Fund, Inc. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2009, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the American Fidelity Dual Strategy Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP
Oklahoma City, Oklahoma

February 10, 2010

Management Statement Regarding Compliance with Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the American Fidelity Dual Strategy Fund, Inc. (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2009, and from August 31, 2009 (last examination date) through December 31, 2009.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2009, and from August 31, 2009 through December 31, 2009, with respect to securities reflected in the investment account of the Fund.

American Fidelity Dual Strategy Fund, Inc.
By:

/s/  David R. Carpenter
David R. Carpenter
President and Secretary